File No:  333-
                                                          CIK #1025205

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 59

B. Name of Depositor:              Van Kampen American Capital
                                   Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

                                   Van Kampen American Capital
   Chapman And Cutler                Distributors, Inc.
   Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
   111 West Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of undivided fractional beneficial interests pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: Not Applicable

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          Van Kampen American Capital Equity Opportunity Trust
                                Series 59
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                 )   Prospectus Front Cover Page

    (b)  Title of securities issued    )   Prospectus Front Cover Page

 2. Name and address of Depositor      )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Administration

 3. Name and address of Trustee        )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Administration

 4. Name and address of principal      )   Trust Administration
      underwriter

 5. Organization of trust              )   The Trusts

 6. Execution and termination of       )   The Trusts
      Trust Indenture and Agreement    )   Trust Administration

 7. Changes of Name                    )   *

 8. Fiscal year                        )   *

 9. Material Litigation                )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding      )   The Trusts
      Trust's securities and           )   Federal Taxation
      rights of security holders       )   Public Offering
                                       )   Rights of Unitholders
                                       )   Trust Administration
                                       )   Risk Factors

11. Type of securities comprising      )   Prospectus Front Cover Page
      units                            )   The Trusts
                                       )   Trust Portfolios
                                       )   Risk Factors

12. Certain information regarding      )   *
      periodic payment certificates    )

13. (a)  Loan, fees, charges and expenses) Prospectus Front Cover Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Portfolios
                                       )
                                       )   Trust Operating Expenses
                                       )   Public Offering
                                       )   Rights of Unitholders

    (b)  Certain information regarding )
           periodic payment plan       )   *
           certificates                )

    (c)  Certain percentages           )   Prospectus Front Cover Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )
                                       )   Public Offering
                                       )   Rights of Unitholders

    (d)  Certain other fees, expenses or)  Trust Operating Expenses
           charges payable by holders  )   Rights of Unitholders

    (e)  Certain profits to be received)   Public Offering
           by depositor, principal     )   Trust Portfolios
           underwriter, trustee or any )
           affiliated persons          )

    (f)  Ratio of annual charges       )   *
           to income                   )

14. Issuance of Trust's securities     )   Rights of Unitholders

15. Receipt and handling of payments   )   *
      from purchasers                  )

16. Acquisition and disposition of     )   The Trusts
      underlying securities            )   Rights of Unitholders
                                       )   Trust Administration

17. Withdrawal or redemption           )   Rights of Unitholders
                                       )   Trust Administration
18. (a)  Receipt and disposition       )   Prospectus Front Cover Page
           of income                   )   Rights of Unitholders

    (b)  Reinvestment of distributions )   *

    (c)  Reserves or special funds     )   Trust Operating Expenses
                                       )   Rights of Unitholders
    (d)  Schedule of distributions     )   *

19. Records, accounts and reports      )   Rights of Unitholders
                                       )   Trust Administration

20. Certain miscellaneous provisions   )   Trust Administration
      of Trust Agreement               )

21. Loans to security holders          )   *

22. Limitations on liability           )   Trust Portfolios
                                       )   Trust Administration
23. Bonding arrangements               )   *

24. Other material provisions of       )   *
    Trust Indenture Agreement          )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor          )   Trust Administration

26. Fees received by Depositor         )   *

27. Business of Depositor              )   Trust Administration

28. Certain information as to          )   *
      officials and affiliated         )
      persons of Depositor             )

29. Companies owning securities        )   *
      of Depositor
                                       )
30. Controlling persons of Depositor   )   *

31. Compensation of Officers of        )   *
      Depositor                        )

32. Compensation of Directors          )   *

33. Compensation to Employees          )   *

34. Compensation to other persons      )   *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities )   Public Offering
      by states                        )

36. Suspension of sales of trust's     )   *
      securities                       )
37. Revocation of authority to         )   *
      distribute                       )

38. (a)  Method of distribution        )
                                       )
    (b)  Underwriting agreements       )   Public Offering
                                       )
    (c)  Selling agreements            )

39. (a)  Organization of principal     )   *
           underwriter                 )

    (b)  N.A.S.D. membership by        )   *
           principal underwriter       )

40. Certain fees received by           )   *
      principal underwriter            )

41. (a)  Business of principal         )   Trust Administration
           underwriter                 )

    (b)  Branch offices or principal   )   *
           underwriter                 )

    (c)  Salesmen or principal         )   *
           underwriter                 )

42. Ownership of securities of         )   *
      the trust                        )

43. Certain brokerage commissions      )   *
      received by principal underwriter)

44. (a)  Method of valuation           )   Prospectus Front Cover Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Operating Expenses
                                       )   Public Offering
    (b)  Schedule as to offering       )   *
           price                       )

    (c)  Variation in offering price   )   *
           to certain persons          )

46. (a)  Redemption valuation          )   Rights of Unitholders
                                       )   Trust Administration
    (b)  Schedule as to redemption     )   *
           price                       )

47. Purchase and sale of interests     )   Public Offering
      in underlying securities         )   Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     )   Trust Administration
      trustee                          )

49. Fees and expenses of trustee       )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Operating Expenses

50. Trustee's lien                     )   Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       )   *

52. (a)  Provisions of trust agreement )
           with respect to replacement )   Trust Administration
           or elimination portfolio    )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   )   *
           securities                  )

    (c)  Policy regarding substitution )
           or elimination of underlying)   Trust Administration
           securities                  )

    (d)  Fundamental policy not        )   *
           otherwise covered           )

53. Tax Status of trust                )   Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during          )   *
      last ten years                   )

55.                                    )
56. Certain information regarding      )   *
57.   periodic payment certificates    )
58.                                    )

59. Financial statements (Instructions )   Report of Independent Certified
      1(c) to Form S-6)                )   Public Accountants
                                       )   Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                Preliminary Prospectus Dated April 28, 1997
                         Subject To Completion

May 20, 1997

                       Van Kampen American Capital


Van Kampen American Capital Equity Opportunity Trust, Series 59

Van Kampen American Capital Blue Chip Opportunity Trust, Series 3
Van Kampen American Capital Blue Chip Opportunity and Treasury Trust, Series 5

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 59 (the "Fund") is comprised of two separate and distinct unit investment trusts, Van Kampen American Capital Blue Chip Opportunity Trust, Series 3 (the "Blue Chip Opportunity Trust") and Van Kampen American Capital Blue
Chip Opportunity and Treasury Trust, Series 5 (the "Blue Chip Opportunity and Treasury Trust") (collectively, the "Trusts"). The Blue Chip
Opportunity Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of the 30 actively traded "blue chip" equity securities which are current components of the Dow Jones Industrial Average.* The Blue Chip Opportunity and Treasury Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of the 30 actively traded "blue chip" equity securities which are components of the Dow
Jones Industrial Average* as of the Initial Date of Deposit plus zero coupon U.S. Treasury obligations. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto. Unless terminated earlier, each Trust will terminate on the Mandatory Termination Date described in the "Summary of Essential Financial
Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

Attention Foreign Investors. If you are not a United States citizen or resident, distributions from the Trusts will generally be subject to U.S. Federal withholding taxes; however, under certain circumstances treaties between the United States and other countries may reduce or eliminate such withholding tax. See "Federal Taxation." Such investors should consult their tax advisers regarding the imposition of U.S. withholding on distributions.

Objectives of the Fund. The objective of the Blue Chip Opportunity Trust is to provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock Exchange listed equity securities which are current components of the Dow Jones Industrial Average ("Equity Securities"). The objectives of the Blue Chip Opportunity and Treasury
Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones Industrial Average* as of the Initial Date of Deposit ("Equity Securities") and to protect Unitholders' capital by investing a portion of its portfolio in "zero coupon" U.S.
Treasury obligations ("Treasury Obligations"). Collectively, the
Treasury Obligations and the Equity Securities are referred to herein as the "Securities." See "Portfolios." There is, of course, no guarantee that the objectives of the Trusts will be achieved. Units are not designed so that their prices will parallel or correlate with movements in the Dow Jones Industrial Average, and it is expected that their prices will not parallel or correlate with such movements. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Blue Chip Opportunity and Treasury Trust whose net asset value will fluctuate and may be worth more or less than a purchaser's acquisition cost. It is anticipated that upon maturity the Treasury Obligations will represent an amount of at least $11.00 per Unit.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

* The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trusts or the Sponsor a license to use the Dow Jones Industrial Average.




Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate underlying value of the Equity Securities (and, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate offering price of the Treasury Obligations), a sales charge equal to 4.5% of the Pubic Offering Price (which is equivalent to 4.712% of the aggregate value of the Securities), and cash, if any, in the Income and Capital Accounts held or owned by such Trust. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 5,000 Units. If Units were available for purchase at the close of business on the day before the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "
Summary of Essential Financial Information". For sales charges in the secondary market, see "Public Offering." The minimum purchase is 100
Units except for certain transactions described under "Public
Offering--Unit Distribution".

Principal Protection. The Blue Chip Opportunity and Treasury Trust has been organized so that purchasers of Units should receive, at the termination of such Trust, an amount per Unit at least equal to $11.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if such Trust never paid a dividend and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely. This feature of the Blue Chip Opportunity and Treasury Trust provides Unitholders who purchase Units at the price of $11.00 per Unit or less with total principal protection, including any sales charges paid, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $11.00 per Unit, this feature may also provide a potential for capital appreciation.

The Treasury Obligations will mature on November 15, 2008. The Treasury Obligations have a maturity value equal to or greater than the aggregate Public Offering Price (which includes the sales charge) of the Units of Blue Chip Opportunity and Treasury Trust on the Initial Date of Deposit; however, the value of the Treasury Obligations may fluctuate before maturity due to fluctuations in interest rates. The Equity Securities deposited in the Blue Chip Opportunity and Treasury Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general and with changes in the conditions and performance of the specific Securities owned by such Trust. See "Trust Portfolios."

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately 12 months after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Trusts."

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution is that amount set forth in the "Summary of Essential
Financial Information" and will be made on XXXX 25, 1997 to Unitholders of record on XXXXX 10, 1997. Income with respect to the amortization of original issue discount on the Treasury Obligations in the Blue Chip Opportunity and Treasury Trust will not be distributed currently, although Unitholders will be subject to income tax at ordinary income rates as if a distribution had occurred. Upon termination of each Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of each Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Secondary Market for Units. After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for Units of each Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in each Trust (generally determined by the closing sale or bid prices of the Equity Securities) plus, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate bid side evaluation of the Treasury Obligations, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Securities in each Trust (generally determined by the closing sale or asked prices of the Equity Securities and, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate offer side evaluation of the Treasury Obligations) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unitholder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in each Trust plus, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate bid side evaluation of the Treasury Obligations, plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. A Unitholder tendering 1,000 or more Units for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. Unitholders of the Blue Chip Opportunity and Treasury Trust will receive their pro rata portion of the Treasury Obligations in cash upon redemption. See "Rights of Unitholders--Redemption of Units."
Unitholders of the Blue Chip Opportunity Trust electing a distribution of shares of Equity Securities should be aware that the transaction is subject to taxation and Unitholders will recognize gain based on any appreciation in value of the Equity Securities. See "Federal Taxation".

Termination. Commencing on the Mandatory Termination Date Equity Securities will begin to be sold in connection with the termination of the related Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of shares of Equity Securities if such Unitholder owns at least 1,000 Units, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. Unitholders will receive cash in lieu of any fractional shares and cash representing their pro rata portion of any Treasury Obligations. To be effective, the election form, together with surrendered certificates if issued, and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after a Trust is terminated. See "Trust Administration--Amendment or Termination."

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases). Unitholders also have the opportunity to have their distributions reinvested into additional Units of the Trusts, if Units are available at the time of reinvestment, or into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including the possible deterioration of the financial condition of the issuers, the general condition of the stock market and volatile interest rates. See "Risk Factors" and "Trust
Portfolios."





                   VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 59
                            Summary of Essential Financial Information
        At the Close of Business on the day before the Initial Date of Deposit: May 19, 1997
                     Sponsor:  Van Kampen American Capital Distributors, Inc.
                  Supervisor:  Van Kampen American Capital Investment Advisory Corp.
                               (An affiliate of the Sponsor)
                   Evaluator:  American Portfolio Evaluation Services
                               (A division of an affiliate of the Sponsor)
                     Trustee:  The Bank of New York

                                                                                         Blue Chip     Blue Chip
                                                                                        Opportunity  Opportunity and
                                                                                           Trust      Treasury Trust
                                                                                        ----------  -----------------
General Information
Aggregate Maturity Value of Treasury Obligations Initially Deposited...................            $
Number of Units <F1>...................................................................
Fractional Undivided Interest in the Trust per Unit <F1>...............................
Public Offering Price: ................................................................
 Aggregate Value of Securities in Portfolio <F2>....................................... $          $
 Aggregate Value of Securities per Unit ............................................... $          $
 Sales Charge 4.5% (4.712% of the Aggregate Value of Securities per Unit).............. $          $
 Public Offering Price Per Unit <F3><F4>............................................... $          $
Redemption Price per Unit <F4>......................................................... $          $
Secondary Market Repurchase Price per Unit............................................. $          $
Excess of Public Offering Price per Unit over Redemption Price per Unit................ $          $
Excess of Sponsor's Initial Repurchase Price per Unit over Redemption Price per Unit... $          $
Calculation of Estimated Net Annual Dividends per Unit <F5>:...........................
 Estimated Gross Annual Dividends per Unit............................................. $          $
 Less: Estimated Annual Expense per Unit............................................... $              --
 Estimated Net Annual Dividends per Unit............................................... $              --
Estimated Annual Organization Expenses per Unit <F6>................................... $          $


Mandatory Termination Date - Blue Chip Opportunity
 Trust.................................................................. May 21, 2007
Mandatory Termination Date - Blue Chip Opportunity and Treasury Trust... November 15, 2008
Trustee's Annual Fee.................................................... $.008 per Unit
Supervisor's Annual Supervisory Fee..................................... Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee....................................... Maximum of $.0025 per Unit
Evaluation Time......................................................... 4:00 P.M. New York time
                                                                         Each Trust may be terminated if the net asset value of
                                                                         such Trust is less than $500,000 unless the net asset
                                                                         value of such Trust deposits has exceeded $15,000,000,
                                                                         then the Trust Agreement may be terminated if the net
Minimum Termination Value............................................... asset value of such Trust is less than $3,000,000.



Income Distribution Record Date..... Tenth day of March, June, September and December
Income Distribution Date............ Twenty-fifth of March, June, September and December
Capital Account Record Date......... Tenth day of December
Capital Account Distribution Date... Twenty-fifth day of December


----------
<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Blue Chip Opportunity Trust, the number of Units of such Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit of such Trust will increase or decrease from the amount indicated above.

<F2>Each Equity Security listed on a national securities exchange is valued at the closing sale price or, if the Equity Security is not listed, at the closing ask price thereof. The Treasury Obligations are valued at the offering side evaluation.

<F3>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F4>Effective on each May 20, commencing May 20, 1998, the secondary market sales charge will decrease by .3 of 1% to a minimum sales charge of 1.5%. See "
Public Offering."

<F5>Estimated annual dividends are based on annualizing the most recently declared dividends. Estimated annual dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities. Estimated Net Annual Dividends per Unit are not shown for the Blue Chip Opportunity and Treasury Trust because gross dividends received by such Trust will be distributed to Unitholders and the expenses of such Trust will be paid from the Capital Account or from the periodic sale of Securities.

<F6>Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising material and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "Trust Operating Expenses" and "Statements of
Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $XXXXX and $XXXXX for the Blue Chip Opportunity Trust and the Blue Chip Opportunity and Treasury Trust, respectively. To the extent a Trust is larger or smaller, the actual organizational expenses paid by such Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.




THE TRUSTS

--------------------------------------------------------------------------
Van Kampen American Capital Equity Opportunity Trust, Series 59 is comprised of two separate and distinct unit investment trusts, Van Kampen American Capital Blue Chip Opportunity Trust, Series 3 and Van Kampen American Capital Blue Chip Opportunity and Treasury Trust, Series 5. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this Prospectus
(the "Initial Date of Deposit"), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

The Blue Chip Opportunity Trust may be an appropriate medium for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. The Blue Chip Opportunity and Treasury Trust may be an appropriate medium for investors who desire to participate in a portfolio of equity securities and zero-coupon U.S. Treasury obligations with greater diversification than they might be able to acquire individually. Diversification of assets in a Trust will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolios, see "Portfolios."

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust indicated in "Summary of Essential Financial Information." Unless otherwise terminated as provided in the Trust Agreement, each Trust will terminate on the Mandatory Termination Date and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of a Trust may be issued at any time by depositing in such Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased.

The Sponsor may continue to make additional deposits of Securities into the Blue Chip Opportunity Trust for a period of up to approximately 12 months following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, an equal proportionate relationship among each Equity Security in such Trust's portfolio based on market value. Thus, although additional Units will be issued by the Blue Chip Opportunity Trust, each Unit will continue to represent a dollar weighting of the then current components of the Dow Jones Industrial Average. Precise duplication of the relationship among the Equity Securities in the Blue Chip Opportunity Trust may not be achieved because it may be economically impracticable as a result of certain procedural policies of such Trust and other factors such as (1) price movements of the various Equity Securities will not duplicate one another, (2) the Sponsor's current intention to purchase shares of the Equity Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions may not be sufficient to acquire round lots of all the Equity Securities in the Trust and (4) reinvestment of proceeds received from Equity Securities which are no longer components of the Dow Jones Industrial Average might not result in the purchase of an equal number of shares in any replacement Security.

The Sponsor may continue to make additional deposits of Securities into the Blue Chip Opportunity and Treasury Trust for a period of up to 12 months following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain the same percentage relationship among the number of shares of each Equity Security in the Trust and par value of the Treasury Obligations that existed immediately prior to any such subsequent deposit. Such deposits of additional Securities into the Blue Chip Opportunity and Treasury Trust will, therefore, be done in such a manner that the maturity value of the Treasury Obligations represented by each Unit should always be an amount at least equal to $11.00. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same number of shares of each Equity Security and the same percentage relationship among the number of shares of Equity Securities and par value of Treasury Obligations. The required percentage relationship among the Securities will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. On a cost basis to the Trust, the original percentage relationship on the Initial Date of Deposit was approximately XX% Treasury Obligations and approximately XX% Equity Securities. Since the prices of the underlying Treasury Obligations and Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The maturity value of the Treasury Obligations and the portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Securities in the Trust.

If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay associated brokerage fees.

Each Unit of a Trust initially offered represents an undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.



OBJECTIVES AND SECURITIES SELECTION

--------------------------------------------------------------------------
The objective of the Blue Chip Opportunity Trust is to provide investors with the potential for capital appreciation and income. The objectives of the Blue Chip Opportunity and Treasury Trust are to provide the potential for capital appreciation and income and to protect Unitholders' capital. The portfolios are described under "Trust Portfolios" and in "Portfolios".
The Blue Chip Opportunity and Treasury Trust has been organized so that investors would receive, at termination, an amount per Unit at least equal to $11.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Trust never paid a distribution and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely.

In selecting the Equity Securities for the Blue Chip Opportunity Trust and the percentage of the portfolio represented by each such Equity Security, the Sponsor selected those equity securities that currently are components of the Dow Jones Industrial Average and the dollar value of the shares of such securities with the intent to have approximately equal dollar amounts invested in each such security.

In selecting Securities for the Blue Chip Opportunity and Treasury Trust, the following factors were considered: (a) for the portion of the Securities that are Equity Securities, the Sponsor selected those Equity Securities that are components of the Dow Jones Industrial Average as of the Initial Date of Deposit and the dollar value of the shares of such securities with the intent to have approximately equal dollar amounts initially invested in each such security, and (b) for the portion of the Securities that are Treasury Obligations, the Sponsor selected securities which evidence the right to receive a fixed payment at a future date from the U.S. Government, backed by the full faith and credit of the U.S. Government.

The following chart shows $100 invested in selected asset classes over the period 1970 - 1996, compared to inflation (as measured by the Consumer Price Index) over the same period. As the chart indicates, common stocks may offer the potential to keep ahead of inflation over time. Of course, this chart represents past performance of these investment categories and there is no guarantee of future results, either of these categories or of the Trust. Unitholders will be subject to sales charges, expenses and taxes which are not reflected in the chart.



 Stocks (Dow Jones Industrial Average)
 $100      $2,308.24


 Long-term U.S. Government Bonds
 $100      $973.84


 U.S. Treasury bills (short term)
 $100      $568.00


 Consumer Price Index
 $100      $399.95

Source: Ibbotson Associates and Micropal, Inc.



General. An investor will be subject to taxation on the dividend income received from the Trusts and on gains from the sale or liquidation of Securities (see "Federal Taxation"). Investors should be aware that there is not any guarantee that the objectives of the Trusts will be achieved because they are subject to the continuing ability of the respective Security issuers to continue to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Equity Securities will pay dividends on outstanding common shares. Any distributions of income will generally depend upon the declaration of dividends by the issuers of the Equity Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

Investors should note that the above criteria were applied to the Securities selected for inclusion in the Trusts as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet such criteria and the Equity Securities may no longer be included in the Dow Jones Industrial Average. Should an Equity Security no longer be included in the Dow Jones Industrial Average, such Equity Security will as a result thereof be removed from the portfolio of such Trust and the proceeds received from the sale of such Equity Security will be used to acquire as many round lots as possible of the security which has replaced such removed Equity Security in the Dow Jones Industrial Average (or, if not replaced, to acquire such other securities as may be included in the Dow Jones Industrial Average at such time or distributed to Unitholders). However, with respect to the Blue Chip Opportunity and Treasury Trust, should a Security no longer meet the original selection criteria or not be included in the Dow Jones Industrial Average, such Security will not, simply as a result of such fact, be removed from the portfolio of such Trust.

Investors should be aware that the Trusts are not "managed" funds and as a result the adverse financial condition of a company will not result in its elimination from a portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition,
Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.




TRUST PORTFOLIOS

--------------------------------------------------------------------------
The Blue Chip Opportunity Trust consists of 30 different issues of Equity Securities, all of which are actively traded, blue-chip securities of large, well established corporations and all of which, taken together, currently are components of the Dow Jones Industrial Average. The Blue Chip Opportunity and Treasury Trust consists of (a) 30 different issues of Equity Securities, all of which are actively traded, blue-chip securities issued by large, well established corporations and all of which, taken together, are components of the Dow Jones Industrial Average as of the Initial Date of Deposit and (b) zero-coupon U.S. Treasury Obligations. Each Equity Security in each Trust, as of the Initial Date of Deposit, represented approximately the same dollar value of the portfolio since the Sponsor utilized a dollar weighted average approach in acquiring such Equity Securities. Dow Jones & Company, Inc., owner of the Dow Jones Industrial Average, has not granted to the Fund or the Sponsor a license to use the Dow Jones Industrial Average. Units are not designed so that their prices will parallel or correlate with movements in the Dow Jones Industrial Average, and it is expected that their prices will not parallel or correlate with such movements. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto.

The Dow Jones Industrial Average is composed of 30 common stocks chosen by the editors of The Wall Street Journal, a publication of Dow Jones & Company, Inc. The companies are major factors in their industries and their stocks are widely held by individuals and industrial investors. Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. Dow Jones & Company, Inc. expressly reserves the right to change the components of the Dow Jones Industrial Average at any time for any reason. Any changes in the components of the Dow Jones Industrial Average after the Initial Date of Deposit will cause a change in the identity of the common stocks included in the Blue Chip Opportunity Trust but will not cause a change in the identity of the common stocks included in the Blue Chip Opportunity and Treasury Trust. The following is a general description of the Equity Securities contained in the Dow Jones Industrial Average as of the Initial Date of Deposit.

AlliedSignal, Inc. AlliedSignal, Inc. and its subsidiaries operates in the aerospace, automotive and engineered materials segments worldwide. The company produces primary propulsion and gas turbine engines, avionics, wheels, brakes for aerospace and automotive use, friction materials, turbochargers, synthetic fibers, fluorine products, plastics and other items.

Aluminum Company of America (ALCOA). ALCOA, with its subsidiaries, produces alumina, primary aluminum products and finished products, components and systems for industrial applications. ALCOA sells its products to packaging, transportation, building and construction customers worldwide. In addition, ALCOA produces aluminum based chemicals, vinyl products and plastic products.

American Express Company. American Express Company provides a variety of diversified travel and financial services. The company offers charge cards, travelers cheques, travel, financial planning, investment products, insurance and international banking services.

A T & T Corporation. A T & T Corporation provides communication services and products. The company's products consist of network equipment and computer systems, which service businesses, consumers, communication services providers and government agencies. A T & T is involved in basic research as well as product and service development and offers a general purpose credit card and financial and leasing services.

The Boeing Company. The Boeing Company is a major aerospace firm which produces products in the area of commercial and military transportation, missiles and space. The company manufactures commercial jets, military aircraft and missiles for commercial customers as well as the United States and international governments.

Caterpillar, Inc. Caterpillar, Inc. designs, manufactures and markets earthmoving, construction and materials handling machinery. Products include track and wheel loaders, lift trucks, backhoe loaders and related equipment. The company also produces diesel and natural gas engines and turbines and electric power generation systems. Products are sold through a worldwide network of independent dealers.

Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. Chevron is also active in the mineral and chemical industry.

Coca-Cola Company. Coca-Cola Company manufactures, markets and distributes soft drinks, soft drink syrups and concentrates worldwide, including "Coca-Cola", "Diet Coke", "Tab", "Sprite", "Diet Sprite", "Fanta", "Fresca", "Cherry Coke", "Diet Cherry Coke", "PowerAde", "Fruitopia" and "Minute Maid" sodas. Other products include juices, juice-drinks and mixers like "Minute Maid", "Hi-C" and "Bacardi" brands.

Du Pont (E.I.) de Nemours and Company. Du Pont (E.I.) de Nemours and Company is a research and technology based company offering products including chemicals, polymers, fibers and petroleum. The company serves worldwide markets in the aerospace, agriculture, apparel, automotive, construction, electronics, packaging, refining and transportation industries. Du Pont's brands consist of "TEFLON", "LYCRA", and others.

Eastman Kodak Company. Eastman Kodak Company develops, manufactures and markets consumer and commercial imaging products. The various segments provide a number of products and services including cameras, photofinishing, film, audiovisual equipment and plastics. The company's products and services are offered worldwide.

Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas and manufactures petroleum products. The company explores for and mines coal and minerals and sells and transports crude oil, natural gas and petroleum products. Exxon operates worldwide.

General Electric Company. General Electric Company is a diversified manufacturing, technology and services company. The company has operations in the air craft engines; appliances; capital services; lighting; plastics; information services; electrical distribution and control and medical, power, motors and industrial and transportation systems markets. General Electric also owns the National Broadcasting Company.

General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the brands "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac", "Saturn", and "GMC" trucks.

Goodyear Tire & Rubber Company. Goodyear Tire & Rubber Company manufactures tires and rubber automotive parts. The company produces new and retread tires, inner tubes, automotive belts and hoses, molded parts and foam cushioning. Goodyear sells its tires to automobile manufacturers and through retail stores to the replacement market.

Hewlett-Packard Company. Hewlett-Packard Company designs, manufactures and services electronic measurement, analysis and computation instruments. The company produces computers, calculators, workstations, video displays, printers, disc and tape drives, medical diagnostic and monitoring devices and mass spectrometers. Hewlett-Packard sells its products in the United States and other countries.

International Business Machines Corporation (IBM). IBM manufactures micro and personal computers. The company also supplies mainframe computers and other information processing equipment, software and networking products and peripheral equipment. Products are sold or leased for use in business, government, science, education, space, medicine and other areas on a worldwide basis.

International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products in the United States, Europe and the Pacific Rim.

Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The company's business is divided into the consumer, professional and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings and apparel and nonprescription drugs.

J.P. Morgan & Company, Inc. J.P. Morgan & Company, Inc. through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government issued securities worldwide.

McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly prepared, moderately priced foods. There are over 19,200 restaurants in the United States and 94 countries worldwide. Food items include hamburgers, chicken, salads, breakfast foods and beverages.

Merck & Company, Inc. Merck & Company, Inc. manufactures and produces a wide range of human and animal health products and services. The company also has a human health managed prescription drug program. Products include anti-hypertensives, cardiovasculars, anti-inflammatories, vaccines and glaucoma treatments. Animal products include preventions for canine heartworm disease and poultry disease.

Minnesota Mining and Manufacturing Company (3M). Minnesota Mining and Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The company produces and markets more than 60,000 products worldwide.

Philip Morris Companies, Inc. Philip Morris Companies, Inc. has five principal operating companies which include Philip Morris U.S.A., Philip Morris International, Inc., Kraft Foods, Inc., Miller Brewing Company and Philip Morris Capital Corporation, and Mission Viejo Company, the real estate subsidiary of Philip Morris Capital Corporation.

The Procter & Gamble Company. The Procter & Gamble Company manufactures and distributes household products. Its laundry and cleaning, personal care and food and beverage segments are distributed primarily through grocery stores and other retail outlets. Products of the pulp and chemicals segment are sold directly to the users. The company's products are sold throughout the United States and abroad.

Sears, Roebuck & Company. Sears, Roebuck & Company is a retailer of apparel, home and automotive products and services. The company operates approximately 800 department and specialty stores across the United States, including "Homelife" furniture and "Sears Hardware" stores. Sears also operates a network of about 2,500 automotive product and service outlets which include "Sears Auto Centers" and "Western Auto".

Travelers Group, Inc. Travelers Group, Inc. is a diversified financial services company that is involved in investment services, insurance services and consumer finance. The company's operating units include Smith Barney, Travelers Life and Annuity, Primerica Financial Services, Travelers/Aetna Property Casualty Corp., and Commercial Credit Company.

Union Carbide Corporation. Union Carbide Corporation manufactures chemicals and plastics. The company's products include fabricated plastic products, specialty polymers, industrial chemicals, solvents and coatings and specialty chemicals such as biocides, silicone and plastic additives. Union Carbide's products are sold worldwide.

United Technologies Corporation. United Technologies Corporation manufactures and sells products and services to the aerospace, building and automobile industries. The company produces jet engines, helicopters, air conditioning equipment, elevators and escalators and automobile products. United Technologies sells its products internationally.

Wal-Mart Stores, Inc. Wal-Mart Stores, Inc. is a discount retailer. The company's stores sell apparel, automotive supplies, housewares, sporting goods, hardware, health and beauty aids and toys. Wal-Mart operates 1,995 "Wal-Mart" stores, 239 "Wal-Mart Supercenters" and 433 "Sam's
Clubs" in the United States, Argentina, Brazil, Mexico and Puerto Rico as well as 131 "Wal-Mart" stores in Canada.

The Walt Disney Company. The Walt Disney Company is a diversified international entertainment company. The company, through its subsidiaries, owns and operates theme parks and resorts, film studios, consumer products, television networks, radio networks, cable networks, newspapers and magazines. Disney owns, among others, ABC Television, ABC radio, The Disney Channel, Disney Land and Disney MGM Studios.

General. Each Trust consists of (a) the Securities listed under the related "Portfolio" as may continue to be held from time to time in such Trust, (b) any additional Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited in a Trust hereunder fail, the Sponsor will, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will generally be distributed to Unitholders and will generally not be reinvested, no assurance can be given that the Trusts will retain for any length of time their present size and composition. Although the portfolios are not managed, the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances. See "Trust Administration--Portfolio Administration." Securities, however, will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.



RISK FACTORS

--------------------------------------------------------------------------
Equity Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Certain of the issuers may currently be in arrears with respect to preferred stock dividend payments. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the portfolio may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit or at the time a Unitholder purchases Units.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Treasury Obligations. The Treasury Obligations deposited in the Blue Chip Opportunity and Treasury Trust consist of U.S. Treasury bonds which have been stripped of their unmatured interest coupons. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or to Units of the Blue Chip Opportunity and Treasury Trust. Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same time eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments. The effect of being able to acquire the Treasury Obligations at a lower price is to permit more of the Blue Chip Opportunity and Treasury Trust's portfolio to be invested in Equity Securities.

General. Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions, and the value of the Trusts, will be adversely affected if trading markets for the Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trusts will pay associated brokerage fees.

As described under "Trust Operating Expenses," all of the expenses of the Blue Chip Opportunity and Treasury Trust will be paid from the sale of Securities from such Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of such Trust. Such sales will result in capital gains and losses and may be made at times and prices which adversely affect such Trust. For a discussion of the tax consequences of such sales, see "Federal
Taxation."

Unitholders will be unable to dispose of any of the Securities in a portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and to decide matters relating to the Treasury Obligations and will do so in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote so as to insure that the Securities are voted as closely as possible in the same manner and the same general proportion as are securities held by owners other than the Trusts.



FEDERAL TAXATION

--------------------------------------------------------------------------
The Blue Chip Opportunity Trust. The Blue Chip Opportunity Trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal
Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than Real Estate Investment Trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

Under certain circumstances a Unitholder may be able to request an In Kind Distribution upon the redemption of Units or the termination of the Trust. See "Rights of Unitholders--Redemption of Units." Unitholders electing an In Kind Distribution of shares of Equity Securities should be aware that the exchange is subject to taxation and Unitholders will recognize gain or loss based on the value of the Equity Securities received.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

A Unitholder who is a foreign investor (i.e. an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gains dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his or her status. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

The Blue Chip Opportunity and Treasury Trust. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Blue Chip Opportunity and Treasury Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "
Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

 1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

 2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. The Treasury Obligations are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unitholder purchases his Units. Because the Treasury Obligations represent interests in " stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Treasury Obligation held by the Trust shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under a Treasury Regulation issued on December 28, 1992 relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Obligations, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the federal income tax consequences and accretion of original issue discount under the stripped bond rules. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A
Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

 3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e. the " trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

 Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deductions.

Limitation on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

 Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved, including his pro rata portion of all Securities represented by a Unit.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution of Equity Securities. A Unitholder may also under certain circumstances request an In Kind Distribution of Equity Securities upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." Treasury Obligations will not be distributed to a Unitholder as part of an In Kind Distribution. The tax consequences relating to the sale of Treasury Obligations are discussed above. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether a Unitholder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation (and does not include the Treasury Obligations). A Unitholder will not recognize gain or loss with respect to the Equity Security if a Unitholder only receives Equity Securities in exchange for his pro rata portion in each share of the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder for the fractional share and his tax basis in such fractional share of an Equity Security held by the Trust. In either case, a Unitholder who receives cash in exchange for his interest in the Treasury Obligations will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder for the Treasury Obligations.

Because the Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of an Equity Security will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above. A Unitholder's tax basis in his Units and his pro rata portion of a Treasury Obligation is increased by the amount of original issued discount thereon properly included in the Unitholder's gross income for Federal income tax purposes.

 General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons (accrual of original issue discount on the Treasury Obligations may not be subject to taxation or withholding provided certain requirements are met). Such persons should consult their tax advisers. On December 7, 1995, the U.S. Treasury Department released proposed legislation, that, if adopted could affect the United States federal income taxation of such non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders. Similar language, which would be effective on the date of enactment, was included in the Health Insurance Reform Bill passed by the U.S. Senate on April 23, 1996.

Unitholders will be notified annually of the amounts of original issue discount, income, dividends and long-term capital gain distributions includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Dividend income, long-term capital gains and accrual of original issue discount may also be subject to state and local taxes. Foreign investors may be subject to different Federal income tax consequences than those described above. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Kroll & Tract LLP, special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.



TRUST OPERATING EXPENSES

--------------------------------------------------------------------------
Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee which is not to exceed the amount set forth under "Summary of Essential Financial Information," for providing portfolio supervisory services for the Trusts. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all Series of the Fund and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, the Evaluator, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive the annual per Unit evaluation fee set forth under "Summary of Essential Financial
Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolios. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor Compensation."

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from each Trust set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable as described under "General" below. The
Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

Miscellaneous Expenses. Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trusts (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the related Trust and amortized over a five year period. The following additional charges are or may be incurred by the Trusts: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trusts, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trusts without negligence, bad faith or wilful misconduct on its part, (g) accrual of costs associated with liquidating the securities and (h) expenditures incurred in contacting Unitholders upon termination of a Trust. The expenses set forth herein are payable as described under "General" below.

General. The fees and expenses of the Blue Chip Opportunity Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis as of the tenth day of the month. The fees and expenses of the Blue Chip Opportunity Trust are payable out of the Income Account or, if insufficient, from the Capital Account. During the initial offering period of the Blue Chip Opportunity and Treasury Trust, all of the fees and expenses will accrue on a daily basis and will be charged to such Trust, in arrears, at the end of the initial offering period. After the initial offering period of the Blue Chip Opportunity and Treasury Trust, all of the fees and expenses of such Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis as of the tenth day of each month. The fees and expenses of the Blue Chip Opportunity and Treasury Trust are payable out of the Capital Account. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. If the balance in the Income or Capital Account is insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Equity Securities (but not Treasury Obligations unless the maturity value of the Treasury Obligations is not less than $11.00 per Unit) to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Taxation."



PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. The Public Offering Price is based on the aggregate underlying value of the Securities, a sales charge of 4.5% of the Public Offering Price which is equivalent to 4.712% of the aggregate underlying value of the Securities, and cash, if any, in the Income and Capital Accounts held or owned by a Trust. The sales charge for secondary market transactions is described under "Offering Price" below. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 5,000 or more Units as follows:





Aggregate Number      Dollar Amount of Sales
of Units Purchased*   Charge Reduction Per Unit
--------------------- -----------------------------
5,000-9,999           $0.03
10,000-24,999         $0.05
25,000-49,999         $0.10
50,000-99,999         $0.15
100,000 or more       $0.20
-------------------

<F1>*The breakpoint sales charges are also applied on
a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.




The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (" immediate family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates, and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to 4.712% of such value and dividing the sum so obtained by the number of Units outstanding. The Public Offering Price shall also include the proportionate share of any cash held in the Income and Capital Accounts. This computation produced a gross underwriting profit equal to 4.5% of the Public Offering Price. Such price determination as of the close of business on the day before the Initial Date of Deposit was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Effective on each May 20, commencing May 20, 1998, the secondary market sales charge will be reduced by .3 of 1% to a minimum sales charge of 1.5%.

The underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Equity Securities are listed on a national securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. During the initial offering period, the underlying value of the Treasury Obligations will be their net offering prices. If net offering prices are not available for the Treasury Obligations, then such evaluations will be based on (1) offering prices for comparable securities, (2) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (3) by any combination of the above. After the completion of the initial offering period, the Securities will be valued on the bid prices thereof. The offering price of the Treasury Obligations may be expected to be greater than the bid price of the Treasury Obligations by less than 2%.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units on the Initial Date of Deposit of 3.60%. After the Initial Date of Deposit, broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.20% per Unit; volume concessions or agency commissions of an additional .30% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor at least $100,000 on the Initial Date of Deposit or $250,000 on any day thereafter. Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For secondary market transactions, such concession or agency commission will amount to 70% of the sales charge applicable to the transaction. The breakpoint concessions or agency commissions are applied on either a Unit basis or a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the broker-dealer. The breakpoints will be adjusted to take into consideration orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor Compensation. The Sponsor will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.712% of the aggregate value of Securities), less any reduced sales charge for quantity purchases (as described under "General" above). Any quantity discount provided to investors will be borne by the selling broker, dealer or agent as indicated under "General" above.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to the Trusts on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trusts after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor. Broker-dealers or others (each "a distributor") who distribute 1,000,000 - 1,999,999
Units during the initial offering period will receive additional compensation from the Sponsor, after the close of the initial offering period, of $0.01 for each Unit it distributes; or each distributor who distributes 2,000,000 - 2,999,999 Units will receive additional compensation of $0.015 for each Unit it distributes; or each distributor who distributes 3,000,000 or more Units will receive additional compensation of $0.02 for each Unit it distributes. The breakpoints above are applied on either a Unit basis or a dollar basis utilizing a breakpoint equivalent of $10 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor intends to maintain a secondary market for Units of the Trusts. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trusts, plus, in the case of the Blue Chip Opportunity and Treasury Trust, the aggregate bid price of the Treasury Obligations (offer price during the initial offering period). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units."
 A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trusts are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trusts may be limited by the plans' provisions and does not itself establish such plans.



RIGHTS OF UNITHOLDERS

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Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account for such Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, return of principal, etc.) are credited to the Capital Account of a Trust. Proceeds from the sale of Securities made to meet redemptions of Units shall be segregated within the Capital Account of the Blue Chip Opportunity and Treasury Trust from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of such Trust.

The Trustee will distribute any net income received with respect to any of the Equity Securities in the Blue Chip Opportunity Trust and will distribute any income received with respect to any of the Securities in the Blue Chip Opportunity and Treasury Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units or pay fees and expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Income with respect to the original issue discount on the Treasury Obligations in the Blue Chip Opportunity and Treasury Trust will not be distributed currently, although Unitholders in such Trust will be subject to federal income tax as if a distribution had occurred. See "Federal Taxation." Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting any applicable expenses. Because dividends are not received by the Trusts at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

With respect to the Blue Chip Opportunity Trust, as of the tenth day of each month the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the expenses of such Trust, and with respect to the Blue Chip Opportunity and Treasury Trust, at the end of the initial offering period and on or before the tenth day of each month thereafter, the Trustee will deduct from the Capital Account amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

Reinvestment Option. Unitholders may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trusts without a sales charge pursuant to the " Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the applicable Automatic Reinvestment Option CUSIP. If a broker or dealer decides to continue to utilize the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information". The second option available is to purchase the appropriate
CUSIP for automatic reinvestment. To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market") or, until such time as additional Units cease to be issued by a Trust (see "
The Trusts"), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made based on the net asset value for Units of the related Trust as of the Evaluation Time on the related Distribution Dates. Under the reinvestment plan, the related Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of such Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders may also elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of income, capital gains and/or capital on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants, and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement (i) as to the Income Account: income received (including amortization of original issue discount with respect to the Treasury Obligations, if applicable), deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of a Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

Unitholders tendering 1,000 Units or more for redemption may request from the Trustee a distribution in kind ("In Kind Distribution") of an amount and value of Equity Securities (and cash representing Treasury Obligations in the Blue Chip Opportunity and Treasury Trust) per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Equity Securities comprising the related portfolio and cash from the Capital Account equal to the fractional shares and the pro rata portion of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust) to which the tendering Unitholder is entitled. In implementing these redemption procedures, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above. For the tax consequences related to an In Kind Distribution see "Federal Taxation."

To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in a portfolio at the time of redemption.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trusts plus the bid price of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust), plus or minus cash, if any, in the Income and Capital Accounts. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information."
While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust, (ii) the value of the Securities in such Trust and (iii) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued fees, charges and expenses of such Trust. The Evaluator may determine the value of the Equity Securities in the Trusts in the following manner: If the Equity Securities are listed on a national securities exchange this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. See "Public Offering--Offering Price" for a description of the method of evaluating the Treasury Obligations.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.




TRUST ADMINISTRATION

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Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolios of the Trusts are not " managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Trusts, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust.

With respect to the Blue Chip Opportunity Trust, as a general rule the only purchases and sales that will be made with respect to such Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the Dow Jones Industrial Average, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus (see "The Trusts"
). In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Blue Chip Opportunity Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and to avoid imposition of any excise tax. The Blue Chip Opportunity Trust requires the Sponsor, as a part of its administrative function, to instruct the Trustee to reinvest the net proceeds of the sale of Securities in additional Securities to the extent that such proceeds are not required for the redemption of Units. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities in the Blue Chip Opportunity Trust such as those acquired in connection with a merger, a spinoff of a subsidiary or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the Dow Jones Industrial Average, in any new security which is added as a component of the Dow Jones Industrial Average. Proceeds from the sale of Securities (or any securities or other property received by the Blue Chip Opportunity Trust in exchange for Securities) are credited to the Capital Account for reinvestment into new securities which are added as components of the Dow Jones Industrial Average or into additional shares of the Security as indicated in the preceding sentence, for distribution to Unitholders or to meet redemptions. Pursuant to the Trust Agreement, the Sponsor is authorized to direct the reinvestment of the proceeds of the sale of Securities in replacement securities in the event the sale is the direct result of serious adverse credit factors affecting the issuer of the Security which, in the opinion of the Sponsor, would make the retention of such Security detrimental to the Blue Chip Opportunity Trust.

Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities in the Blue Chip Opportunity and Treasury Trust such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Blue Chip Opportunity and Treasury Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Treasury Obligations may be sold by the Trustee only pursuant to the liquidation of the Blue Chip Opportunity and Treasury Trust, to meet redemption requests or to pay expenses provided that the maturity value of the Treasury Obligations is not less than $11 per Unit.

Therefore, except as stated under "Trust Portfolios" for failed securities and as provided herein, the acquisition by the Trusts of any securities other than the Securities is prohibited. Proceeds from the sale of Securities (or any securities or other property received by the Trusts in exchange for Equity Securities), unless held for reinvestment as herein provided, are credited to the Capital Account for distribution to Unitholders, to meet redemptions or to pay charges and expenses of the related Trust.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trusts tendered for redemption and the payment of expenses; provided, however, that in the case of Securities sold to meet redemption requests, Treasury Obligations may only be sold if the Blue Chip Opportunity and Treasury Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of such Trust at least equal to $11.00 per Unit.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trusts, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of units of unit investment trusts it sponsors in selecting broker/dealers to execute the Trusts' portfolio transactions.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders of 51% of the Units then outstanding, provided that no such amendment or waiver will reduce the interest in a Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

Each Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of such Trust Units then outstanding or by the Trustee when the value of such Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under " Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation, if any are then issued and outstanding, shall be given by the Trustee to each Unitholder so holding a certificate at his address appearing on the registration books of the Trusts maintained by the Trustee. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution of the Equity Securities rather than payment in cash upon the termination of a Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Equity Securities in the related portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Equity Securities and the pro rata portion of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust) will be paid in cash. Unitholders with less than 1,000 Units and those not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Equity Securities and the pro rata portion of the Treasury Obligations (in the case of the Blue Chip Opportunity and Treasury Trust) within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trusts any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trusts upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. Prior to October 31, 1996, VK/AC Holding, Inc. was controlled, through the ownership of a substantial majority of its common stock, by The Clayton & Dubilier Private Equity IV Limited Partnership. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holdings II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition").

As a result of the Acquisition, VK/AC Holding, Inc. became a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley Asset Management Inc., an investment adviser ("MSAM"), Morgan Stanley
& Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of December 31, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $113 billion of assets under management and fiduciary advice.

On February 5, 1997, Morgan Stanley Group Inc. and Dean Witter, Discover & Co. announced that they had entered into an Agreement and Plan of Merger to form Morgan Stanley, Dean Witter, Discover & Co. Subject to certain conditions being met, it is currently anticipated that the transaction will close in mid-1997. Thereafter, Van Kampen American Capital Distributors, Inc. will be an indirect subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

Dean Witter, Discover & Co. is a financial services company with three major businesses: full service brokerage, credit services and asset management.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of December 31, 1996, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $59 billion of investment products, of which over $11.88 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $48 billion of assets, consisting of $29.9 billion for 59 open end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.), $13.1 billion for 38 closed-end funds and $4.99 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the number of Units of the Trusts held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided").
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.



OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.




         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 59:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 59 as of May 20, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 59 as of May 20, 1997, in conformity with generally accepted accounting principles.


                                        GRANT THORNTON LLP
Chicago, Illinois
May 20, 1997







                     VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                                           SERIES 59
                                  STATEMENTS OF CONDITION
                                     As of May 20, 1997

                                                   Blue Chip          Blue Chip Opportunity and
                                                Opportunity Trust          Treasury Trust
                                                ------------------    ----------------------
Investment in Securities:

Contracts to purchase securities <F1>.......... $                     $
Organizational costs <F2>......................
                                                -----------------     ---------------------
                                                $                     $
                                                =================     =====================
Liability and Interest of Unitholders:
Liability--....................................
Accrued organizational costs <F2>.............. $                     $
Interest of Unitholders-- .....................
Cost to investors <F3>.........................
Less: Gross underwriting commission <F3><F4>...
                                                -----------------     ---------------------
Net interest to Unitholders <F3>...............
                                                -----------------     ---------------------
Total.......................................... $                     $
                                                =================     =====================

----------

<F1>The aggregate value of the Securities listed under "Portfolios" and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by irrevocable letters of credit of $XXXXX and $XXXXX for the Blue Chip Opportunity Trust and Blue Chip Opportunity and Treasury Trust, respectively, which have been deposited with the Trustee.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected trust size of $XXXXX and $XXXXX for the Blue
Chip Opportunity Trust and the Blue Chip Opportunity and Treasury Trust, respectively. To the extent a Trust is larger or smaller, the estimate will vary.

<F3>The aggregate public offering price and the aggregate sales charge of 4.5% are computed on the bases set forth under "Public Offering--Offering Price" and "Public Offering--Sponsor Compensation" and assume all single transactions involve less than 5,000 Units. For single transactions involving 5,000 or more Units, the sales charge is reduced (see "Public
Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.





VAN KAMPEN AMERICAN CAPITAL BLUE CHIP OPPORTUNITY TRUST, SERIES 3
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 59)
as of the Initial Date of Deposit: XXX XX, 1997

                                                                    Estimated
                                                                    Annual     Cost of
Number                                                   Market     Dividends  Securities
of                                                       Value per  per        to
Shares    Name of Issuer<F1>                             Share<F2>  Share<F2>  Trust<F2>
--------- ---------------------------------------------- ---------  ---------  ---------
          AlliedSignal, Inc............................. $          $          $
          Aluminum Company of America...................
          American Express Company......................
          A T & T Corporation...........................
          The Boeing Company............................
          Caterpillar, Inc..............................
          Chevron Corporation...........................
          Coca-Cola Company.............................
          Du Pont (E.I.) de Nemours and Company.........
          Eastman Kodak Company.........................
          Exxon Corporation.............................
          General Electric Company......................
          General Motors Corporation....................
          Goodyear Tire & Rubber Company................
          Hewlett-Packard Company.......................
          International Business Machines Corporation...
          International Paper Company...................
          Johnson & Johnson.............................
          J.P. Morgan & Company, Inc....................
          McDonald's Corporation........................
          Merck & Company, Inc..........................
          Minnesota Mining and Manufacturing Company....
          Philip Morris Companies, Inc..................
          The Procter & Gamble Company..................
          Sears, Roebuck & Company......................
          Travelers Group, Inc..........................
          Union Carbide Corporation.....................
          United Technologies Corporation...............
          Wal-Mart Stores, Inc..........................
          The Walt Disney Company.......................
                                                                                $
                                                                                ========



VAN KAMPEN AMERICAN CAPITAL BLUE CHIP OPPORTUNITY AND TREASURY TRUST, SERIES 5
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 59)
as of the Initial Date of Deposit: XXX XX, 1997

                                               Estimated
                                  Market       Annual        Cost of
Number                            Value per    Dividends     Securities to
of Shares   Name of Issuer<F1>    Share<F2>    per Share<F2> Trust<F2>
----------- --------------------- ----------   ------------  -------------
                                  $            $             $
                                                             $
                                                              ==========





Maturity
Value         Name of Issuer and Title of Security <F1><F3>
------------- -----------------------------------------------------------------------
$             "Zero coupon" U.S. Treasury bonds maturing November 15, 2008... $
                                                                              =============
                                                                              $
                                                                              =============




NOTES TO PORTFOLIOS

--------------------------------------------------------------------------
(1) All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on XXXX XX, 1997 and are expected to settle on XXXX XX, 1997 (see "The
Trusts").

(2) The market value of each of the Equity Securities is based on the closing sale price of each listed Equity Security on the applicable exchange, or if not so listed, on the ask price on the day prior to the Initial Date of Deposit. The cost of the Treasury Obligations represents the offering side evaluation as determined by Interactive Data Corporation. The offering side evaluation of the Treasury Obligations is greater than the bid side evaluation of such Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The aggregate value of the Blue Chip Opportunity and Treasury Trust, based on the bid side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities therein on the Initial Date of Deposit, was $XXXX. Estimated annual dividends are based on annualizing the most recently declared dividends. Other information regarding the Securities in the Trusts, as of the Initial Date of Deposit, is as follows:




                                                               Profit       Estimated
                                                               (Loss) to    Annual
                                            Cost to Sponsor    Sponsor      Dividends
Blue Chip Opportunity Trust                 $                  $            $
Blue Chip Opportunity and Treasury Trust    $                  $            $




(3) The Treasury Obligations are being purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy securities in any state to any person to whom it is not lawful to make such offer in such state.




            TABLE OF CONTENTS

Title                                Page

Summary of Essential Financial
  Information                          3
The Trusts                             5
Objectives and Securities Selection    6
Trust Portfolios                       7
Risk Factors                          11
Federal Taxation                      12
Trust Operating Expenses              16
Public Offering                       17
Rights of Unitholders                 21
Trust Administration                  25
Other Matters                         29
Report of Independent Certified
  Public Accountants                  30
Statements of Condition               31
Portfolios                            32
Notes to Portfolios                   33




This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.



PROSPECTUS

May 20, 1997

Van Kampen American Capital
Equity Opportunity Trust,
Series 59


Van Kampen American Capital
Blue Chip Opportunity Trust,
Series 3

Van Kampen American Capital
Blue Chip Opportunity
and Treasury Trust,
Series 5


A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL



One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056


Please retain this Prospectus for future reference.




                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).


                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 59 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 28th day of April, 1997.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 59
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                    Sandra A. Waterworth
                                    Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 28, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell       Chairman and Chief Executive  )
                     Officer                      )


William R. Molinari President and Chief Operating )
                     Officer

Ronald A. Nyberg    Executive Vice President and  )
                     General Counsel

William R. Rybak    Executive Vice President and  )
                     Chief Financial Officer      )

                                                   Sandra A. Waterworth
                                                   (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.